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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                      AMERICAN FORTUNE HOLDINGS CORPORATION
             (Exact name of registrant as specified in its charter)

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                                     Nevada
                 (State or other jurisdiction of incorporation)

        0-30552                                         13-4025362
(Commission File Number)                   (I.R.S. employer identification No.)

                         Care of: DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                               New York, NY 10007
                               Tel: (212) 608-6500
                  (Address and Telephone Number of Registrant)

                               Xiaomin Chen, Esq.
                              DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                               New York, NY 10007
                               Tel: (212) 608-6500
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notice and Communications on Behalf of Registrant)

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                         Common Stock, $0.001 par value
 (Title and Class of Securities registered pursuant to Section 12(g) of the Act)

                                October 18, 2005

                    THE COMPANY IS NOT ASKING YOU FOR A PROXY
              AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

This notification ("Information Statement") is furnished by the Board of Directors (the "Board") of American Fortune Holdings Corporation (formerly known as Rich Holdings Group, Inc.) (the "Company") pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, to inform the stockholders of the Company of a change in the majority of the members of the Board that occurred pursuant to a sale by the Company's stockholders on October 13, 2004 of 80.6% of the Company's issued and outstanding shares of Common Stock (the "Sale") to certain purchasers (the "Purchasers") subject to the terms and conditions set forth in that certain Agreement for Purchase of Common Stock, made as of June __, 2004 (the "Purchase Agreement"). This Information Statement is being mailed on or about October 18, 2005 (the "Notice Date") to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors ("Stockholders") of the Company as of the Notice Date. The Company was required to mail this Information Statement by October 3, 2004 (the "Original Notice Date") to all Stockholders as of the Original Notice Date to notify the Stockholders of the change, which was pending on the Original Notice Date, to the majority of the members of the Board pursuant to the Sale (as more fully described below).

This Information Statement is required because on October 13, 2004, the Sale resulted in the Company's then-current directors, John R. Rice III and John F. Beasty, resigning from the Board. On the same date, Chen De Xing, Chen Bai Xun and Liang Wei Guang were appointed as new directors, pursuant to the By-laws of the Company and the Nevada General Corporation Law, to fill the two vacancies resulting from the resignations and to fill one previously existing vacancy on the Board. Such appointments were made pursuant to Section 3 of the By-laws of the Company and the Nevada General Corporation Law, and the persons so appointed constitute all of the directors of the Company, resulting in a change of the majority of the directors of the Company.

The Sale was approved, and the appointment of directors to fill the vacancies on the Board was ratified, by a majority of the security holders of the Company pursuant to a written consent, dated as of October 3, 2004.

Once effective, the appointment of the designated persons to the Board filled the two vacancies resulting from the resignations of Messrs. Rice and Beasty and filled the then-existing vacancy on the Board. The resignation of each of John
R. Rice III and John F. Beasty was effective at 5:01 p.m. on October 13, 2004, the tenth day after the Original Notice Date (the "Effective Date"). The Original Notice Date was the date by which the Company was supposed to have filed this Information Statement with the SEC and transmitted it to the Stockholders.

Immediately after the appointments of the new directors became effective, the Board elected the following persons as officers of the Company: John R. Rice III as Chief Executive Officer; Chen De Xing as President; Chen Bai Xun as Vice President and Liang Wei Guang as Secretary. On February 3, 2005, the Board (i) accepted the resignation of Liang Wei Guang as Secretary and director of the Company, (ii) appointed Chen Xian Hao as director of the Company and (iii) elected Xia Jing as Secretary and director of the Company to fill the vacancy created by Mr. Liang's resignation.

CHANGE OF CONTROL

         On October 13, 2004 John R. Rice III sold 1,210,400 restricted shares of common stock constituting approximately 53.6% of the Company's then-issued and outstanding common stock (which was 2,260,000 shares) and Joseph Ingrassia sold 610,400 restricted shares of common stock constituting approximately 27% of the Company's then-issued and outstanding common stock, the total of which shares amounts to 1,820,800 shares constituting approximately 80.6% of the Company's then-issued and outstanding stock. The shares were sold to 13 shareholders of South Valve Manufacture Co., Ltd., who acquired shares from Messrs. Rice and Ingrassia in varying amounts ranging from 937,712 shares constituting approximately 41.5% of the Company's outstanding shares to 18,200 shares constituting less than 1% of the Company's outstanding shares. The number of shares acquired by each of the purchasers is specified in the Schedule to the Stock Purchase Agreement that was filed as an Exhibit 2 to the Current Report on Form 8-K, dated October 13, 2004, filed by the Company on October 19, 2004.

The Purchase price for the shares was $150,000. The source of the funds used for the purchase was personal funds of the purchasers. As a result of the purchase, South Investment Group Co., Ltd. owned 937,712 shares constituting approximately 41.5% of the Company's then-issued and outstanding shares; Chen Shu Hui owned 227,600 shares constituting approximately 10.1% of the Company's then-issued and outstanding shares; John R. Rice III, one of the sellers, retained 210,000 shares constituting approximately 9.3% of the Company's then-issued and outstanding shares; Chen Bai Xun and Liu Xiang Yu each owned 145,664 shares constituting approximately 6.4% each of the Company's then-issued and outstanding shares and nine other purchasers owned in the aggregate 364,160 shares constituting approximately 15.6% of the Company's then-issued and outstanding shares.

Subsequent to the October 13, 2004 sale, the parties became aware that under Chinese law, the transaction as structured was prohibited because South Investment Group Co., Ltd., as a domestic Chinese company, was not permitted to hold shares in U.S. shell companies. Accordingly, on November 8, 2004, the parties entered into a Rescission Agreement pursuant to which the parties rescinded the sale of the shares to the South Valve Manufacture Co., Ltd. shareholders as of the date they entered into the purchase agreement with Messrs.

Rice and Ingrassia. Simultaneously with and as part of the Rescission Agreement, the 1,820,800 shares were sold to Chen De Xing, a Chinese citizen. As a result of his purchase of the shares of common stock from Messrs. Rice and Ingrassia, Mr. Chen became the owner of approximately 80.6% of the Company's then-issued and outstanding shares. The Purchase price for the shares was $150,000. The source of the funds used for the purchase was funds from an affiliate of Mr. Chen.

VOTING SECURITIES

At the close of business on the Original Notice Date, the Company had 2,260,000 shares of its common stock issued and outstanding. At the close of business on the Notice Date, the Company had 5,000,000 shares of its common stock issued and outstanding. The shares of common stock of the Company are entitled to vote at meetings for election of directors. Each share of common stock outstanding as of the Notice Date is entitled to one vote.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information, as of the Notice Date, with respect to persons known to the Company to be the beneficial owners, directly and indirectly, of more than five percent (5%) of the Company's Common Stock and beneficial ownership of such Common Stock by directors and executive officers of the Company.

                                                  Amount and nature of
                                                  ---------------------
           Name of beneficial owner              beneficial ownership(1)    Percent of class (1)
           ------------------------              -----------------------    --------------------
Chen De Xing                                              4,560,800 (2)               91.2%

All directors and executive officers as a
group (5 persons)                                         4,770,800                   95.4%

(1) As required by regulations of the SEC, the number of shares in the table includes shares which can be purchased within 60 days, or, shares with respect to which a person may obtain voting power or investment power within 60 days. Also required by such regulations, each percentage reported in the table for these individuals is calculated as though shares that can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

(2) Includes the 1,820,000 shares purchased by Mr. Chen from Messrs. Rice and Ingrassia in November 2004 and 2,740,000 issued to Mr. Chen by the Company in February 2005. The issuance the shares in February 2005 was part of the transaction that resulted in the change of control of the Company, as described in "Change of Control" above.

DIRECTORS, DIRECTOR APPOINTMENTS AND EXECUTIVE OFFICERS

Set forth below is information regarding directors (excluding those directors that have resigned as identified above) and the executive officers of the
Company:

Name                       Age               Position
----------------           ------            -------------------------------
Chen De Xing               55                President & Director

John R. Rice III           60                CEO

Chen Bai Xun               22                Vice President & Director

Chen Xian Hao              40                Director

Xia Jing                   30                Secretary & Director

Chen De Xing, Age 55, has been the President and a director of the Company since October 13, 2004. From 1980 to 1989, Mr. Chen was the general manager of Yongjia Shatou and Valve Electricity Plant. From 1989 to 2000, he founded Wenzhou High and Middle Pressure Valve Plant with other partners and he was general manager of the plant. In 2002, Mr. Chen founded South Investment Group and since 2002 he has acted as President of South Investment Group to manage investments in profitable businesses and the high-tech industry.

John R. Rice III, Age 60, has been the Chief Executive Officer of the Company since October 13, 2004. From November 1996 to October 13, 2004, Mr. Rice served as the President and a director of the Company. Mr. Rice received a Bachelor of Arts Degree in 1964, in Liberal Arts from the University of Miami, Miami, FL. From 1975 to 1989 Mr. Rice was a principal of John R. Rice Associates, Inc. a New York based business consulting and finance company that initially focused on asset based debt placements, and expanded to include medical equipment lease financing. Mr. Rice has been active in organizing, promoting and managing several limited partnerships. He is the founder, managing member and principal of Capstone & Company, LLC, a financial service company, and its affiliates. He oversees international marketing of Capstone's programs and services to investors and joint venture partners, and is also responsible for capital formation for the Capstone group of companies. Mr. Rice served previously as our President.

Chen Bai Xun, Age 22, has been the Vice President and a director of the Company since October 13, 2004. Mr. Chen graduated from Wenzhou Professional College in 2004 and his major was business administration. Since 2004, Mr. Chen has been the sales' manager of South Valve Manufacture Co., Ltd.

Chen Xian Hao, Age 40, has been a director of the Company since February 3, 2005. Since 2004, Mr. Chen has been the general accountant of South Valve Manufacture Co., Ltd. From 2002 to 2004, Mr. Chen was the manager and signature Certified Public Accountant in the audit section of Yongjia Haitian Accounting Firm. In 2001, he was the Chief Finance Officer of Wenzhou Jindi Shoes Co., Ltd., a privately held shoe manufacturer located in Wenzhou, China. From 1998 to 2000, Mr. Chen was the Chief Finance Officer of Beijing Fuhong Fanhua Feedstuff Science and Technology Group, a privately held company located in Beijing, China. Mr. Chen graduated from the Finance and Accounting Department of Zhejiang Broadcasting and Television University in 1988.

Xia Jing, Age 30, has been the Secretary and Director of the Company since February 3, 2005. Ms. Xia received a bachelor's degree of Economics in Shanghai University, P.R.C. in 1997, and a Masters degree of Financial Management in Rotterdam School of Management, Erasmus University of Rotterdam in 2004. From 1998 to 2003, Ms. Xia worked for ING Financial Market as an investment analyst. She has gained an advanced investment analytical skill and a good understanding of investor relation management. In December 2004, Ms. Xia joined South Investment Group.

CORPORATE GOVERNANCE

   The Board

During the Company's fiscal year ended December 31, 2004, the Company's Board consisted of three (3) directors, Chen De Xing, Chen Bai Xun and Liang Wei Guang. In accordance with the Nevada General Corporation Law and the Company's Certificate of Incorporation and Bylaws, the Company's business and affairs are managed under the direction of the Board.

   Meetings of the Board.

The Company's Board consisted of three (3) directors for the fiscal year ended December 31, 2004. The Company did not hold any Board meetings during the 2004 fiscal year. All matters in 2004 were approved by unanimous written consent. The Board had one telephonic Board meeting held in February 2005

   Committees of the Board.

As of December 31, 2004 and the Notice Date, the Company has not established any committees.

   Policy Regarding Director Attendance At Annual Meetings

The Company does not have a formal policy regarding the Board attendance at annual meetings.

   Stockholder Communications With the Board

The Board currently does not have a formal process for stockholders to send communications to the Board. Nevertheless, the Board desires that the views of stockholders be heard by the Board and that appropriate responses be provided to stockholders on a timely basis. The Board does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, stockholders wishing to formally communicate with the Board may send communications directly to: c/o DeHeng Chen Chan, LLC, 225 Broadway, New York, NY, 10007; Attention: Xiaomin Chen, Esq.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer in office received any cash compensation during the fiscal year ended December 31, 2004. To date, the Company has not entered into any employment agreements with its officers and do not presently intend to do so. No compensation was paid to any directors or officers in the years 2002, 2003 and 2004. The Company has not paid any compensation to any officer or director since the inception of the Company. The Company does not expect to pay any compensation to its directors and officers during the fiscal year ending December 31, 2005.

                           SUMMARY COMPENSATION TABLE

                                                                                                            ALL OTHER
ANNUAL COMPENSATION                      LONG TERM COMPENSATION                                             COMPENSATION
-----------------------                  ----------------------                                             ------------
                                                                             SECURITIES        OPTIONS
NAME AND            FISCAL      OTHER                  RESTRICTED STOCK      UNDERLYING        (NO. OF
PRINCIPAL POSITION  YEAR        SALARY   ANNUAL BONUS  COMPENSATION          AWARDS            SHARES)
John Rice III,      2004        $0       $0            $0                    0                 0            0
Chief Executive     2003         0        0             0                    0                 0            0
Officer (2)         2002         0        0             0                    0                 0            0

Chen De Xing,       2004        $0       $0            $0                    0                 0            0
President           2003         0        0             0                    0                 0            0
                    2002         0        0             0                    0                 0            0

Chen Bai Xun,       2004        $0       $0            $0                    0                 0            0
Vice President      2003         0        0             0                    0                 0            0
                    2002         0        0             0                    0                 0            0

Xia Jing,           2004        $0       $0            $0                    0                 0            0
Secretary           2003         0        0             0                    0                 0            0
                    2002         0        0             0                    0                 0            0

(1) The Company's fiscal year ends December 31. Mr. Rice served as the Company's President during the fiscal years ended December 31, 2002 and 2003 and for

(2) the period ended October 31, 2004. Mr. Rice was elected as Chief Executive Officer on October 13, 2004.

Our stockholders may in the future determine to pay our directors' fees and reimburse our directors for expenses related to their activities.

STOCK OPTIONS

The Company did not grant stock options in fiscal years 2002, 2003 or 2004 to any director or executive officer. In February 2005, the Company issued 2,740,000 shares of common stock to Chen De Xing. This February 2005 issuance was part of the transaction that resulted in the change of control of the Company, as described in "Change of Control" above.

EXECUTIVE EMPLOYMENT CONTRACTS

The Company does not currently have any employment agreements with any of its officers, nor is it planning to execute such agreements in the future.

EQUITY COMPENSATION PLAN INFORMATION

The Company has not adopted any equity compensation plans.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. In 2004, officers, directors and greater-than-10% stockholders were required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they filed, except for John Rice, Joseph Ingrassia, Chen De Xing, Chen Bai Xun, Chen Xian Hao and Xia Jing, each of whom failed to timely file Forms 3 and/or 4. Liang Wei Guang did not file a Form 3 in 2004. Mr. Liang resigned as an officer and director on February 3, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Issuance of Stock to Chen De Xing

In February 2005, the Company granted John R. Rice III and Xiaoguang Zhang warrants to purchase 1,600,000 shares of the Company's common shares, which warrants shall not be exercisable until such time as the Company has completed the acquisition of South Valve Manufacture Co., Ltd. The original transaction for such acquisition was rescinded as reported by the Company on the Current Report on Form 8-K/A, filed on November 19, 2004 with the SEC. In addition, the warrants will not be exercisable after 5:00 p.m., Eastern Time, February 1, 2006.

In February 2005, the Company issued 2,740,000 shares of common stock to Chen De Xing. This February 2005 issuance was part of the transaction that resulted in the change of control of the Company, as described in "Change of Control" above.

Although the Company has no present agreement to do so, the Company may, in the future, enter into other transactions and agreements relating to the Company's business with affiliates of the Company's directors, officers and principal stockholders. The Company intends for all such transactions and agreements to be on terms no less favorable to the Company than those obtainable from unaffiliated third parties on an arm's-length basis. In addition, the approval of a majority of the Company's disinterested directors will be required for any such transactions or agreements.

   Indemnification of Officers and Directors

As permitted by Nevada law, the Company's Certificate of Incorporation provides that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law.

   Exclusion of Liability

Pursuant to the Nevada General Corporation Law, the Company's Certificate of Incorporation excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit.

LEGAL PROCEEDINGS

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

                                     *******

                THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
           INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
                                  OR REQUIRED.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                             AMERICAN FORTUNE HOLDINGS CORPORATION
                             (Registrant)

Date: October 18, 2005       By:   /s/ Chen De Xing
                                   ----------------------------
                                       Chen De Xing
                                       President